SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___  Form 40-F _______
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______  No ___X____

PUBLIC OFFER NOTICE FOR ACQUISITION OF PREFERRED SHARES ISSUED BY

TELEMIG CELULAR S.A.
Publicly Held Company
CNPJ/MF no 02.320.739/0001-06
ISIN Code of preferred shares BRTMGCACNPB4; BRTMGCACNPC2; BRTMGCACNPE8; BRTMGCACNPF5; BRTMGCACNPG3

ON BEHALF OF AND FOR

TCO IP S.A. and

VIVO PARTICIPAÇÕES S.A.

Intermediary Institution

BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliários

Subject to the conditions provided for in this Notice and the legislation and rules in force, BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliários (“BES Securities” or “Intermediary Institution”), as intermediary institution retained to act on behalf of and for TCO IP S.A., a closely-held corporation, incorporated under the Laws of the Federative Republic of Brazil (“Brazil”), enrolled with CNPJ/MF under nº 04.225.487/0001-61, with head offices at SC/Sul, Quadra 2, Bloco C, 256, 3rd. pavement, Ed.Toufic, Plano Piloto, in the city of Brasilia, Federal District, Brazil (“Offeror”) and Vivo Participações S.A., a publicly-held corporation, incorporated under the laws of Brazil, with head offices at Avenida Roque Petroni Jr, 1,464, Morumbi, in the City of São Paulo, State of São Paulo, Brazil (“Vivo Par”), this last one as shareholder of the Offeror, is hereby submitting to the preferred shareholders of all classes of Telemig Celular S.A. (“Telemig Celular” or the “Company”) Voluntary Public Offers for the acquisition of such preferred shares, in accordance with the procedures set forth in Instruction No. 361, of March 5, 2002 (“CVM Instruction 361”), of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”) and the terms and conditions of this Notice stated below.

None of the preferred shares of Telemig Celular are registered with the Securities and Exchange Commission or listed on any U.S. national securities exchange; however, U.S. holders of these shares may participate in these offers on the terms and conditions set forth in this notice.

1.  The Voluntary Offers

1.1.  Legal Grounds.

On August 2, 2007, Vivo Par entered into a Stock Purchase Agreement (“SPA”) with Telpart Participações S.A. (“Telpart”), for the acquisition of control of Telemig Participações and Tele Norte Celular Participações S.A. (“Tele Norte”), and indirectly, the acquisition of control of Telemig Celular and Amazônia Celular S.A., having also acquired the preferred shares of the referred companies held by Telpart. The consummation of the acquisition mentioned above (“Acquisition of Control”) was subject to some conditions precedent among which was ANATEL prior approval.

The execution, by Vivo Par, of the SPA was approved by Vivo Par’s Board of Directors at a meeting held on August 2, 2007, “ad referendum” of the Shareholders’ Meeting, which was held on August 21, 2007, and approved the terms and conditions of the transaction. Also on August 02, 2007 the Board of Directors of Vivo Par approved, upon completion of the Acquisition of Control, the carrying out of the Voluntary Tender Offers for acquisition of preferred shares object of this Notice, pursuant to the Notice of Material Fact published on August 2, 2007 (“Notice of Material Fact”).

In view of the Acquisition of Control, Vivo Par undertook the obligation to make a public offer for acquisition of common shares to comply with the provisions of article 254-A of Law 6,404/76, object of other notice, to be submitted to CVM approval within the legal term. However, on December 20, 2007, Vivo Par entered into a Stock Purchase Agreement with Telemar Norte Leste S.A. (“Telemar”) for the sale to the latter of all shares of Tele Norte acquired from Telpart, for the same price, as disclosed by the Vivo Par in the notice of material fact dated of December 20, 2007.

On April 03, 2008, upon fulfillment of all conditions precedent, it was implemented the transfer of the control of Telemig Participações (and, indirectly, of Telemig Celular S.A), as well as of Tele Norte (and, indirectly, of Amazonia Celular S.A) to Vivo Par.

On the same day, Vivo Par transferred the totality of the common and preferred shares of Tele Norte acquired from Telpart, to Telemar, for the same price and same conditions set forth in the SPA with Telpart.

1.2.  Shares Object of the Offers and Prices.

1.2.1.  Each of the voluntary public offers for the acquisition of each class of preferred shares issued by the Company is referred to as an “Offer” and, collectively, as the “Offers”. Except if otherwise stated in this Notice, each Offer is made separately; accordingly, one Offer is not conditional to other Offers, and any change, amendment or non-completion of an Offer does not necessarily result in the change, amendment or non-completion of other Offers.

1.2.2.  Pursuant to the terms and conditions of this Notice and the Brazilian laws and regulations in force, the Intermediary Institution, by order and on account of the Offeror, agrees to acquire, according to the terms and conditions of this Notice, up to 1/3 of each class of preferred shares that were issued by the Company and is outstanding in the market (“PN Shares” or “Shares”), in respect to each of the Offers, as follows:

Trading Code	Maximum amount of shares to be acquired
TMGC6L (Class B)	65
TMGC7L (Class C)	6,923
TMGC11L (Class E)	1,276
TMGC12L (Class F)	4,261
TMGC13L (Class G)	87,757

1.2.3.  All PN Shares to be sold by shareholders that accept the Offers shall be fully owned, free and clear of any lien, burden or any other form of encumbrance that would prevent a free transfer of any nature, as a condition to their acquisition in the context of the Offers.

1.2.4.  In the event that during the period from the date hereof to the Auction Date any change occurs in the number of shares comprising the capital stock of the Company as a result of bonuses, splits, reverse splits or conversions, then the maximum number of preferred shares per class of the Company to be acquired under the terms of this Notice will be automatically adjusted at the same proportion. In such case, the São Paulo Stock Exchange – BOVESPA (“BOVESPA”) shall disclose the new maximum number of such preferred shares (per class) to be acquired in its information system. In this Notice, the maximum number of preferred shares per class of the Company to be acquired by means of each Offer, as may be adjusted under the terms of item 1.2.2, is referred to as the “Maximum Number of Shares”.

1.3.  In the event any Offer has an acceptance that exceeds the respective Maximum Number of Shares per class item of such Offer, the number will be apportioned among the respective shareholders accepting such Offer (per class), so that the Maximum Number of Shares per class object of any Offer is not exceeded in any event.

1.4.  The Offeror agrees to acquire the PN Shares, under the terms of this Notice, at the following price per PN Share (the “Price”):

	PRICE OFFERED PER PN SHARE OF ANY EXISTING CLASS	PREMIUM OF APPROXIMATE % ON THE WEIGHTED AVERAGE TRADING PRICE AT THE LATEST 30 TRADING SESSIONS UNTIL 8/1/07, INCLUSIVE	PREMIUM OF APPROXIMATE % ON WEIGHTED AVERAGE TRADING PRICE AT THE 90 TRADING SESSIONS PRIOR TO 8/1/07, INCLUSIVE.
Telemig Celular	R$654.72	25%	29%

1.5.  Prices per PN Share issued by Telemig Celular are the same, regardless of the class of the PN Shares. The premium was calculated based on the price of the Company’s Class C preferred share (TMGC7), which is the class of PN Shares of Telemig Celular with the highest liquidity ratio.

1.6.  The Price corresponds to a premium of approximately twenty-five percent (25%) on the weighted average trading price of Class C preferred share of the Company, at the thirty (30) Brazilian trading days prior to August 1, 2007, inclusive. The premium mentioned in 1.4. above on the weighted average trading price of Class C preferred share of the Company, at ninety (90) Brazilian trading sessions prior to August 1, 2007, inclusive, is provided for reference only.

1.7.  The Price shall be paid by the Offeror in cash in Brazilian reais on the financial settlement date of the Auction, under the terms of item 3.3 below. The Price per PN Share to be acquired shall not be monetarily adjusted.

1.8.  Dividends. In case the Company declares a dividend or interest on stockholders’ equity by and until the financial settlement date of the Offers, the payments of the dividends and/or interest will be made to the shareholders of the Company that are registered as owners or beneficiaries of the respective PN Shares on the date of said declaration.

2.  Registration for the Auction

2.1.  An auction will take place on May 12, 2008 (“Auction Date”), at 3:00 pm Brazil time 2 p.m. NY time at the premises of BOVESPA  (the “Auction”).

2.1.1.  A holder of PN Shares of the Company wishing to accept the respective Offer must register by 6:00 pm Brazil time (5:00 p.m. New York time) on the Brazilian business day immediately prior to the Auction Date, that is, by May 9, 2008 with the Intermediary Institution (also referred to as “Broker”) or any other broker authorized to operate with the BOVESPA (together with the Broker indistinctively referred to as “Brokers”).

2.1.2.  Documents Required for Qualification. In order to qualify for the Auction, each holder of PN Shares of the Company shall enroll itself with its respective Broker, indicating the number of shares it intends to sell. In case a holder of PN Shares is not already enrolled with a Broker, it shall submit the following documents, as applicable (provided, however, for enrollment purposes, that the respective Broker may, at its discretion, request any information and/or additional documents):

(i)    individual: certified copy of the Individual Taxpayer Registry – CPF, of the Identity Card (RG) and address proof. Representatives of estates, minors, civilly disable and shareholders represented by proxy shall submit documentation in which the representation powers are granted and certified copies of the CPF and Identity Card (RG) of the representatives. The representatives of estates, minors and civilly disable shall further submit the respective judicial authorization; or

(ii)   legal entity: certified copy of the last bylaws or articles of association in force, enrollment card with the Corporate Taxpayer Registry – CNPJ, corporate documentation (minutes of election of the representative) granting representation powers and certified copies of the CPF, Identity Card (RG) and address proof of such representatives, and investors resident abroad may be required to submit other representation documents.

2.1.3.  PN Shares Held in Custody by Banco ABN Amro Real. PN Shares deposited in Banco ABN Amro Real (“ABN Bank”), as custodian of the book-entry shares of the Company, in accordance with the procedures set forth under items 2.1.1 and 2.1.1 and 2.1.2 above, shall be deposited in advance by a Broker with the Brazilian Settlement and Custodian Company (“CBLC”), as per the rules, terms and procedures of CBLC, which procedure shall be completed by 6:00 pm Brazil time (5:00 p.m. NY time) on the Brazilian business day immediately prior to the Auction Date, that is, by May 9, 2008.

2.1.4.  Shareholders who hold PN Shares deposited in CBLC must register with any of the Brokers as referred to in items 2.1.1 and 2.1.2 above.

2.1.5.  PN Shares in custody with CBLC. Shareholders who wish to sell PN Shares shall, through his or her custodian with the CBLC, until 12:00 noon Brazil time (11 a.m. NY time) on the Auction Date, transfer his or her shares to the portfolio (carteira) No. 7105-6, open under his or her own name and maintained in custody with the CBLC exclusively for this purpose.

The PN Shares deposited in accordance with items 2.1.3. and 2.1.4., above, and which become the object of a Sales Order (as defined in item 2.1.8. below) will be unavailable for negotiation upon registration of the respective Sales Order (as defined in item 2.1.8. below) until the date of the financial settlement of the Offer. Should a shareholder intend to negotiate PN Shares held in custody under the provisions of items 2.1.4. and 2.1.5., these PN Share should be unblocked prior to the negotiation.

2.1.6.  Sales Orders (as defined in item 2.1.8. below) in respect of which corresponding PN Shares have not been deposited in custody with CBLC under portfolio (carteira) No. 7105-6 will be rejected and cancelled.

2.1.7.  Owners of Investments Made in Accordance with Resolution no 2,689 of the Brazilian Monetary Council – CMN (“CMN”). A shareholder that has invested in PN Shares of the Company through the mechanism set up by CMN Resolution no 2,689 (a “Resolution 2,689 Investor”), in addition to the documents described in lines (i) and (ii) of item 2.1.2, as the case may be, shall also provide to the relevant Broker, prior to the Auction Date, and in addition to any other document that may be required by the relevant Broker, a document attesting its registration number with CVM and BACEN (in the last case the so-called RDE-Portfolio number). If such Resolution 2,689 Investor is a foreign individual, he/she must also provide a certified copy of his/her Individual Taxpayer Registration (CPF).

2.1.8.  Acceptance of the Offers. The acceptance of Offers shall be made by Brokers by order of shareholders of the PN Shares which complied with the registration requirements set out by item 2.1 hereof; the Broker shall name the amount of PN Shares of the Company to be sold by each shareholder represented by them in the Auction (such notice a “Sale Order”).

2.1.9.   Broker Procedure. Brokers representing the shareholders who complied with the registration requirements set out by item 2.1 shall register the Sale Orders by 12:00 noon Brazil time (11a.m. NY time) on the Auction Date using the following codes: TMGC6L (PNB),  TMGC7L (PNC), TMGC11L (PNE), TMGC12L (PNF), TMGC13L (PNG).

2.1.10.  Implications of Accepting the Offers. By accepting the Offers, each shareholder agrees to transfer to the Offeror the ownership of its PN Shares issued by the Company, according to the terms and conditions provided herein, free and clear of any liens or restrictions of any nature.

2.1.11.  Irrevocable and Irreversible Acceptance. The acceptance of the Offers and consequently the firm offer of sale of PN Shares is irrevocable and irreversible after the opening of the Auction.

2.2.  Each shareholder that accepts this Offer is responsible for taking all the necessary actions for timely transferring the shares that it intends to sell to CBLC for purposes of registration in the Auction under the terms and conditions of this Notice. The Offeror alerts the shareholders of the Company that the procedures on verification of documents and transfer of shares described above are subject to rules and internal procedures of Brokers, custodians and CBLC, so that such shareholder shall take all measures in advance for purposes of registration in the respective Auction.

3.  Terms and Conditions of the Auction and Financial Settlement

3.1.  Independence. The Price of the Offer to be paid by the Offeror will not vary during the Auction (fixed price), except in accordance with the provisions of item 3.2., below.

3.2.  Interference in the Auction. The buyer of each total or partial lot of the PN Shares may interfere in the Auction provided that (i) the interfering party has obtained a registration for a concurrent offer with BOVESPA up to 6:00 p.m. on the day prior to the Auction Date; (ii) the value of the concurrent proposal is at least five percent (5%) above the Price; and (iii) the requirements and procedures set for the Offer object of this Notice are met.

3.3  Settlement of Offers. The Offers will be financially settled on a gross settlement basis in Brazilian reais and in line with the rules set forth by CBLC on the third business day immediately after the date of the Auction. After the receipt of funds related to the Price, CBLC will be responsible for paying the respective custody agents, which will then transfer the total amount of these funds to the shareholders accepting the Offers. CBLC will not guarantee the settlement of any of the Offers.

3.4  Assurance of Financial Settlement. The Intermediary Institution will assure the financial settlement of the Auction, except in the event of a concurrent offer.

3.5  Brokerage Costs and Fees. All brokerage costs and fees, including “emolumentos” charged by BOVESPA and the settlement fees charged by CBLC, relating to the purchase will be borne by the Offeror, whereas those relating to the sale will be borne by the respective selling shareholders. The expenses arising from the Auction, such as brokerage costs and fees, “emolumentos” and fees charged by BOVESPA and/or CBLC will follow the applicable price table on the Auction Date and other legal provisions in force.

3.6.  Shareholders wishing to accept any of the Offers by selling their PN Shares in the Auction must meet the requirements for trading such shares as set out in BOVESPA’s transaction rules.

4.  Conditions for Performing, Changing and Revoking the Offers

4.1.  The Offers shall only be valid if none of the following events occur before 9:00 am Brazil time (8 a.m. NY time) on the second day prior to the Auction Date, except if the Offeror waives the respective condition (according to the terms of item 4.1.1.):

1.
the businesses, conditions, revenues, operations or shareholding structure of the Company or its direct and indirect subsidiaries undergoes a significant adverse change as a result of any of the following events:

a.	the issuance by any governmental body of the Executive, Legislative or Judiciary Branches of any act that:

i.
questions, restricts or limits the Offeror’s capacity to perform the Offers, hold shares of the Company, acquire additional shares of the Company, or exercise the rights or receive distributions to which it is entitled;

ii.	orders the termination or change to the terms and conditions of any licenses, authorizations or concessions granted for the business operation of the Company or its direct and indirect subsidiaries;

iii.	orders the expropriation, confiscation or limitation on the disposal of assets of the Company or its direct and indirect subsidiaries;

iv.
orders the reduction in rates or fees charged for the provision of services by the Company or its direct and indirect subsidiaries, or set out additional requirements for investment, provision of services or implementation of measures that necessarily increase the costs of the Company or its direct and indirect subsidiaries;

v.	suspends, restricts or limits the transactions conducted in the foreign exchange market or the inflow or outflow of currency in the country;

b.	the outbreak of war or civil or political unrest in Brazil or abroad;

c.	the occurrence of natural disasters such as an earthquake, a flood or other similar event or any external factor that causes severe damage to the following:

i.	infrastructure, communication system or public utilities in the states where the Company or any of its direct or indirect subsidiaries provide services or in any other relevant area of the Country; or

ii.	assets of the Company and any of its direct and indirect subsidiaries affecting the regular course of their business;

2.	general suspension of securities in general or shares issued by the Company on BOVESPA for over 24 hours;

3.
at the closing of any trading session, the drop of the BOVESPA index (IBOVESPA) expressed in US dollars (converted at the average exchange ratio for purchase and sale furnished by the Brazilian Central Bank (“BACEN”), Transaction PTAX 800, Option 5, published by Brazilian Central Bank Information System (“SISBACEN”) at 6:00 pm on such date) by at least 20% (twenty per cent) in relation to the index as published on April 4, 2008, which was 64,446 points;

4.
at the closing of foreign exchange market on any date, the drop (converted at the average exchange rate for purchase and sale furnished by BACEN, Transaction PTAX 800, Option 5, published by the SISBACEN at 6:00 pm on such date) in the value of reais in relation to the US dollar by at least 20% (twenty per cent) in relation to the value of reais to the US dollar as published on April 4, 2008, which was R$1.711/US$1.00;

5.	substantial change to the applicable rules of the capital markets prevailing in Brazil or increase in the rate of taxes that adversely affects or obstructs the completion of Offers by the Offeror;

6.	revocation of any governmental authorization necessary for the implementation of Offers or issuance of any act by an authority that obstructs the Offeror to conduct any of the Offers or to impose a requirement for purchasing or selling shares issued by the Company; or

4.1.1.
If at any time between the date of publication of this Notice and 9:00 am on the second date prior to the Auction Date any of the events mentioned in item 4.1. occurs, the Offeror shall disclose a Material Fact clarifying if it will proceed with the Offers (having waived the condition) or if the Offers will not be made.

4.2.  Each one of the Offers is unchangeable and irrevocable from the publication of this Notice until the commencement of the Auction, except, however, in the event a subsequent and unforeseen considerable change occurs in the circumstances or the facts existing on this date that results in a substantial increase in the risks taken by the Offeror inherent to any of the Offers, in which case the Offeror may amend or revoke such Offer, publishing an announcement to the market clarifying if it will proceed with such Offer and under which terms and condition, or if such Offers will no longer be made.

5.  Appraisal Report

5.1.  Appraisal. BES Investimento do Brasil S.A. – Banco de Investimento (“BESI”) prepared an appraisal report of the Company relating to the acquisition of the PN Shares discussed herein (“Appraisal Report”), in the form of CVM Instruction no. 361. The base date of the appraisal is August 2, 2007, the date of disclosure of Material Fact. The Appraisal Report contains the calculation of the price of the shares of the Company, considering the following methodologies: (i) weighted average trading price at stock exchange; (ii) equity value per share; (iii) market multiples; and (iv) average premium offered in similar transactions, as described below:

Company	Methodology	Share price
Telemig Celular	Weighted average trading price in the last 12 months prior to 8/1/07.	R$443.20
	Book value per Share (as of December 31, 2007)	R$451.31
	Market Multiples (EBITDA)	R$810.17
	Premium offered in similar transactions	Value between R$631.15 and 648.43

5.2.  Representation. As per article 8 of CVM Instruction no. 361, BES Securities expressly represents that: (i) it does not hold shares issued by the Company; (ii) it believes that the best methodology described in the Appraisal Report to appraise the PN Shares of the Company is the premium offered in similar transactions; (iii) there are no conflicts of interest that reduce its independence required by law to perform its functions under the Offers of this Notice; (iv) it received from the Offeror the amount of US$1.0 million for the advisory and appraisal services in the twelve-month period prior to the date of publication of this Notice, including the amounts related to the preparation of the Appraisal Report.

6.  Information about the Company

6.1.  Telemig Celular.

6.1.1.  Head Office, Jurisdiction and Corporate Object. The head office and jurisdiction of Telemig Celular is located at Rua Levindo Lopes, no. 258, in the City of Belo Horizonte, State of Minas Gerais, Brazil. Telemig Celular is controlled by Telemig Participações, a corporation organized under Brazilian law and incorporated on May 22, 1998 as a result of the spin-off of Telecomunicações Brasileiras S.A. (“Telebras”) during the privatization process of the telcomunications sector. Telemig Participações is engaged in the telecommunications business by providing Personal Cellular Services (“PCS”) and by granting concession or authorization for providing such services. Telemig Celular’s main corporate object is the exploitation of PCS in Area 4 of Region 1 of the General Authorization Plan of PCS for the State of Minas Gerais.

6.1.2.  Brief History, Sectors and Development of its Activities: Telemig Celular is a company incorporated as a result of the partial spin-off of Minas Gerais S.A.  As part of Telebras, it has since 1993 provided cellular mobile telephony services through one of its divisions.  After the spin-off of Telebras in 1998, as a measure for getting prepared for the privatization process, the control of Telemig Celular was transferred to Telemig Participações. In April 2005, Telemig Celular was authorized to exploit PCS in the “E” RF subtier in the municipalities of Sector 3 of Region 1 of the General Authorization Plan (“PGO”) (Triângulo Mineiro), so that the Company’s coverage was extended to include the whole State of Minas Gerais. Telemig Celular is the company with the highest percentage of postpaid plan customers in its marketplace, an important factor for the results of its business, once this segment comprises the users with highest added-value, having reached 3,900,826 customers in 2007.

6.1.3. Capital Stock. On April 3, 2008, the capital stock of Telemig Celular amounted to R$ 528,000,000.00 and comprised 2,372,176 nominative book-entry shares without par value, of which 891,241 are common shares, 196 are Class B preferred shares, 20,769 are Class C preferred shares, 1 are Class D preferred shares, 3,830 are Class E preferred shares, 12,783 are Class F preferred shares, and 1,443,356 are Class G preferred shares.

6.1.4.  Shareholding Structure. The shareholding structure of Telemig Celular on April 3, 2008 was:

Ownership structure - Telemig Celular S.A.
Shareholders	Common	%	Preferred	%	Total	%	Capital in R$
Telemig Part	794,764	89.175	1,180,078	79.685	1,974,842	83.250	439,560,000.00
Free Float	96,477	6.515	300,857	20.315	397,334	16.750	88,440,000.00
Total Capital	891,241	100.00	1,480,935	100.00	2,372,176	100.00	528,000,000.00

6.1.5.  Telemig Celular’s Economic-Financial Indicators. Telemig Celular’s Brazilian GAAP economic-financial indicators, based on its financial statements, are as follows:

Telemig Celular
	Fiscal Year Ended December 31,
Item	2006	2007
Realized Capital Stock (in thousands of R$)	438,099	470,000
Stockholders’ Equity (in thousands of R$)	953,434	1,070,593
Net Operating Revenue (in thousands of R$)	1,193,476	1,377,400
Operating Result (in thousands of R$)	183,627	249,677
Net Profit (Loss) (in thousands of R$)	136,696	176,931
Total Liabilities (in thousands of R$)	664,920	834,968
Ex-Treasury Stock (thousand)	2,372	2,372
Profit (Loss) per Share (in R$)	57.72	74.58
Stockholders’ Equity per Share (in R$)	401.95	451.31
Total Liabilities / Stockholders’ Equity (%)	69.7%	78.0%
Net Profit (Loss) / Stockholders’ Equity (%)	14.3%	16.5%
Net Profit (Loss) / Net Operating Revenue (%)	11.5%	12.8%
Net Profit (Loss) / Realized Capital Stock (%)	31.2%	37.6%

6.1.6.  Trading Historical Information: The table below provides historical trading information of each class of preferred share of Telemig Celular:

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum Price	Maximum Price	Average Price	Settlement Price
May/07	TMGC6	PNB	14	6,860.00	490.00	490.00	490.00	490.00

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum Price	Maximum Price	Average Price	Settlement Price
April/07	TMGC7	PNC	133	71,540.00	500.00	540.00	537.89	500.00
May/07	TMGC7	PNC	149	75,230.00	470.00	520.00	504.90	520.00
June/07	TMGC7	PNC	111	57,442.00	451.00	520.00	517.50	510.00
July/07	TMGC7	PNC	16	8,732.00	502.00	570.00	545.75	502.00
August/07	TMGC7	PNC	1,522	985,960.00	600.00	670.00	647.81	650.00
Sept/07	TMGC7	PNC	71	46,150.00	650.00	650.00	650.00	650.00
Oct/07	TMGC7	PNC	2	1,212.00	602.00	610.00	602.00	610.00
Nov/07	TMGC7	PNC	2	1,211.00	601.00	610.00	610.00	601.00
Dec/07	TMGC7	PNC	1	610.01	610.01	610.01	610.01	610.01
Dec/07	TMGC7	PNC	69	41,400.00	600.00	600.00	600.00	600.00
Jan/08	TMGC7	PNC	219	131,400.00	600.00	600.00	600.00	600.00
Feb/08	TMGC7	PNC	-	-	-	-	-	-
Mar/08	TMGC7	PNC	128	76,800.00	600.00	600.00	600.00	600.00
April/08 (*)	TMGC7	PNC	1	600.00	600.00	600.00	600.00	600.00

(*)Until the trading session of Bovespa of April 04, 2008

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum Price	Maximum Price	Average Price	Settlement Price
April/07	TMGC11	PNE	92	45,540.00	495.00	495.00	495.00	495.00
May/07	TMGC11	PNE	8	4,000.00	500.00	500.00	500.00	500.00
June/07	TMGC11	PNE	10	5,200.00	520.00	520.00	520.00	520.00
July/07	TMGC11	PNE	35	18,810.00	510.00	550.00	537.43	510.00
August/07	TMGC11	PNE	499	323,950.00	550.00	650.00	649.20	650.00
Sept/07	TMGC11	PNE	208	135,200.00	650.00	650.00	650.00	650.00
Oct/07	TMGC11	PNE	-	-	-	-	-	-
Nov/07	TMGC11	PNE	-	-	-	-	-	-
Dec/07	TMGC11	PNE	112	67,200.00	600.00	600.00	600.00	600.00
Jan/08	TMGC11	PNE	-	-	-	-	-	-
Feb/08	TMGC11	PNE	-	-	-	-	-	-
Mar/08	TMGC11	PNE	-	-	-	-	-	-
April/08 (*)	TMGC11	PNE	-	-	-	-	-	-

(*)Until the trading session of Bovespa of April 04, 2008.

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum Price	Maximum Price	Average Price	Settlement Price
April/07	TMGC12	PNF	90	44,550.00	495.00	495.00	495.00	495.00
May/07	TMGC12	PNF	-	-	-	-	-	-
June/07	TMGC12	PNF	-	-	-	-	-	-
July/07	TMGC12	PNF	1	510.00	510.00	510.00	510.00	510.00
August/07	TMGC12	PNF	276	178,790.00	540.00	650.00	647.79	600.00
Sept/07	TMGC12	PNF	-	-	-	-	-	-
Oct/07	TMGC12	PNF	-	-	-	-	-	-
Nov/07	TMGC12	PNF	6,183	3,802,545.00	615.00	615.00	615.00	615.00
Dec/07	TMGC12	PNF	88	52,800.18	600.00	600.01	600.01	600.00
Jan/08	TMGC12	PNF	30	18,000.00	600.00	600.00	600.00	600.00
Feb/08	TMGC12	PNF	-	-	-	-	-	-
Mar/08	TMGC12	PNF	10	6,000.00	600.00	600.00	600.00	600.00
April/08 (*)	TMGC12	PNF	-	-	-	-	-	-

(*)Until the trading session of Bovespa of April 04, 2008.

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum Price	Maximum Price	Average Price	Settlement Price
April/07	TMGC13	PNG	100	68,999.00	689.99	689.99	689.99	689.99
May/07	TMGC13	PNG	68	46,920.00	690.00	690.00	690.00	690.00
June/07	TMGC13	PNG	100	69,000.00	690.00	690.00	690.00	690.00
July/07	TMGC13	PNG	100	68,899.00	688.99	688.99	688.99	688.99
August/07	TMGC13	PNG	6,717	5,709,532.88	849.99	880.00	850.01	849.99
Sept/07	TMGC13	PNG	188	159,829.82	849.99	879.99	850.16	850.00
Oct/07	TMGC13	PNG	-	-	-	-	-	-
Nov/07	TMGC13	PNG	493	396,056.42	799.99	820.00	803,76	800.00
Dec/07	TMGC13	PNG	328	240,802.80	694.99	773.99	756.16	694.99
Jan/08	TMGC13	PNG	302	204,984.03	650.00	693.00	678.37	692.99
Feb/08	TMGC13	PNG	-	-	-	-	-	-
Mar/08	TMGC13	PNG	82	13,023,411.44	600.00	690.00	636.26	630.00
April/08 (*)	TMGC13	PNG	4	6,250,810.00	620.00	650.00	620.00	635.00

(*)Until the trading session of Bovespa of April 04, 2008.

(**)Until the trading session of April 04, 2008

7.  Information About the Offeror

7.1.  Head Office, Venue and Corporate Purpose. The head office of the Offeror is located at SC/Sul, Quadra 2, Bloco C, 256, 3rd. pavement, Ed.Toufic, Plano Piloto, in the city of Brasilia, Federal District, Brazil. The Offeror is a closely-held corporation, controlled by Vivo S.A and Vivo Participações S.A, which is owner of 100% of the capital stock of Vivo S.A.

Vivo Par is a publicly-held corporation, incorporated under the laws of Brazil, with head offices at Avenida Roque Petroni Jr, 1,464, Morumbi, in the City of São Paulo, State of São Paulo, Brazil. Vivo Par was formerly named Telesp Celular Participações S.A., and controls Vivo S.A., develops SMP services in the areas 7 and 8 of Regions I and II, in the Service Area 7 of Region II, and SMP services, in Region I (service areas 3 and 9), in Region II (service area 6) and in Region III (service areas 1 and 2) and indirectly Telemig Celular S.A. that develops SMP services in the area 4. On the Anatel’s Auction occurred on September, 18th , Vivo S.A. acquired the Band L lots, except for lot 16 (area of Londrina-PR into region 5) and of lot 20 (North of Brazil – region 8). Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width. Accordingly, Vivo S.A. managed to complete its last coverage gap and will be soon operating in the whole Brazilian territory. On the Anatel’s Action occurred on December, 20th , Vivo acquired the Band J lots, with 10 + 10 MHz.

7.2.  Brief History, Sectors and Development of its Activities. The Offeror, a company organized under the laws of Brazil and incorporated in November 2000, is a company that renders telecommunications’ limited specialized services (SLE) in the submodalities of circuit and network, as classificated by ANATEL – Agência Nacional de Telecomunicações; as well as, rendering services of mobile and fixed internet, Cable TV and wireless paid TV. Until 2004, Offeror was authorized to render Multimedia Communications Services.

Vivo Par, a company organized under the laws of Brazil and incorporated in May 1998, is a holding company spun off from Telebrás which, during the privatization of the Telebrás System, has transferred the control over the provider of cellular telephone services in São Paulo (Band A), then called Telesp Celular S.A. In February 2001, the Offeror acquired a Band B operator in the states of Paraná and Santa Catarina (Global Telecom S.A.). Vivo Par also controlled the holding companies and operating companies of cellular telecommunications services in the states of Bahia and Sergipe (Tele Leste and the TeleBahia and Telergipe operators), in the states of Rio de Janeiro and Espírito Santo (Tele Sudeste and the Telerj and Telest operators) and in the state of Rio Grande do Sul (Celular CRT Participações and Celular CRT). On April 25, 2003, Vivo Par acquired from Fixcel S.A. 64.03% of the outstanding capital with voting rights of Tele Centro Oeste Celular Participações S.A. (“TCO”), controller and operator of SMP services provider in the Federal District of Brazil, as well as in the states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and NBT, SMP services provider in the states of Amapá, Amazonas, Maranhão, Pará and Roraima. On February 22, 2006, a corporate reorganization was approved during which the shares in the

TCO were incorporated, which made it a wholly-owned subsidiary of Vivo Par, and the merger of the holding companies Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. into Vivo Par was approved as well. Later, on October 31, 2006, the merger of the operators previously controlled by the holding companies merged into Vivo Par into Vivo S.A. (presently Global Telecom S.A.) was approved. Thus, the SMP services that had been provided by the operators in all the areas and regions listed in item 7.1. above started to be provided by Vivo S.A.

7.3  Information About the Offeror’s Controlling Shareholders. Brasilcel N.V. (“Brasilcel”) is the direct controlling shareholder of the Vivo Par Offeror and indirectr controlling shareholder of the Offeror. Brasilcel is a Dutch holding company, whose shares are held in equal parts by Portugal Telecom, SGPS, S.A. and Telefónica S.A. Brasilcel’s corporate purpose is to control companies developing SMP services in the Brazilian territory.

8.  Representations

8.1.  The Offeror agrees to pay to holders of PN Shares that accept the Offer the highest amount of (a) the respective Offer price, adjusted as provided in this Notice and restated by the changes in the number of shares arising from bonuses, split-ups, groupings and conversions that may occur, and (b) the following values: (i) the price per share which would be due, or which might be due, upon the occurrence, within one (1) year from the Auction Date, of either a fact requiring or which might require the holding of an obligatory public offer of acquisition of the same shares, as provided for by CVM Instruction no 361/02, or (ii) the value to which they would be entitled in the event they were still shareholders and dissented from the resolution that approved a corporate event permitting the exercise of rights to withdraw, also within 1 (one) year from the Auction Date.

8.2.  The payments dealt with in item 8.1. shall be made in local currency, calculated as provided for in such items, adjusted for inflation by the variation of the Brazilian Reference Rate (TR) from the Auction Date until the date of such payment. For purposes of adjustment by TR, when the TR is not known, the rate to be applied for the corresponding period shall be the average over the latest twelve-month period. If the TR is extinct or not disclosed for over thirty (30) days, or, due to superseding legal rules or regulations, can not be adopted to adjust value, then from the date the TR is extinct or impediment of its adoption, the index that replaces it by the Federal Government shall be adopted.

8.3.  The Offeror, Vivo Par and the Intermediary Institution represent that they are not aware of the existence of any material facts or circumstances not disclosed to the public, which might have a relevant influence on the Company’s results or on the quotation of its shares.

8.4.  The Intermediary Institution and the persons to which it is related represent that they do not hold nor have under their discretionary administration shares issued by the Company.

8.5.  The Intermediary Institution represents that it is indirectly controlled by a financial group that, according to the applicable Portuguese legislation, as of June 30, 2007, holds common shares representing as of January 14, 2008, holds common shares representing 7.79% of the capital stock of Portugal Telecom SGPS, S.A., shareholder that directly and indirectly holds 50% of the capital stock of Brasilcel, N.V., parent company of the Offeror.

8.6.  The Company registration, dealt with in Article 21 of Law no. 6,385/76, is duly updated with CVM.

9.  Additional Information

9.1.  Additional information about the Company and the public offer for acquisition of preferred shares may be obtained from the Investor Relations Office of the Company at its address or website mentioned in item 9.2., or by telephone at 00 55 11 7420 1172.

9.2.  Access to Contracts, Appraisal Report, Notice and Shareholders List. The Contracts, Appraisal Report, this Notice and the list of the Company’s shareholders are at the disposal of any interested person (the last document only upon identification and receipt signed by the interested party). In addition to the following addresses, the Appraisal Report and this Notice may be found on the Internet at the following sites.

BES SECURITIES DO Brasil S.A. Corretora de Câmbio e Valores Mobiliários
Av. Brigadeiro Faria Lima, 3729, 6º andar, São Paulo, SP
www.bessecurities.com.br

VIVO Participações S.A.
Av. Roque Petroni Júnior, 1.464, São Paulo, SP
www.vivo.com.br

Comissão de Valores Mobiliários – CVM
Rua Formosa, nº 367, 20º andar, Centro, São Paulo, SP.
Rua Sete de Setembro, 111, 5º andar - “Centro de Consultas”, Rio de Janeiro, RJ
www.cvm.gov.br

Bolsa de Valores de São Paulo - Bovespa
Rua XV de Novembro, 275, São Paulo, SP
www.bovespa.com.br

9.3.  Registration with CVM: The Offers object of this Notice are not required to be registered with CVM. BOVESPA authorized the holding of Auctions for each Offer in its floor session.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2008

TCO IP S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Chief Financial Officer

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.